Exhibit 99.1
Flamel Technologies Announces Second Quarter Results and New Medusa Contracts
LYON, France—August 6, 2008—Flamel Technologies (Nasdaq:FLML) today announced its financial results for the second quarter of 2008 as well as the signing of two further Medusa contracts with two current partners. Flamel currently is working on Medusa projects with four of the top-ten and six of the top-twenty pharmaceutical companies in the world.
Flamel reported total revenues of $9.2 million, compared to $7.4 million in the second quarter of 2007. Product sales and services totaled $3.2 million during the quarter versus $4.8 million in the second quarter, 2007. License and research revenues were $3.2 million versus $1.8 million in the year-ago period. Other revenues, including royalties on the sale of Coreg CR™ were $2.8 million versus $0.8 million in the year-ago period.
Costs and expenses during the second quarter were $(14.9) million versus $(21.5) million in the year-ago period. Costs of goods and services sold in connection with the manufacture of Coreg CR microparticles totaled $(2.2) million versus $(3.7) million in the second quarter of 2007. Research and development expenses were $(9.0) million versus $(13.2) million in the second quarter of 2007. SG&A declined to $(3.7) million from $(4.6) million in the year-ago period.
Net loss in the second quarter of 2008 was $(3.4) million, compared to a net loss of $(13.6) million in the second quarter of last year. Net loss per share (basic) for the second quarter of 2008 was ($0.14), compared to a net loss per share (basic) in the year-ago period of ($0.57).
Cash and marketable securities at the end of the second quarter totaled $34.5 million versus $47.0 million at the end of the second quarter, 2007.
For the first half of 2008, Flamel reported total revenues of $20.0 million versus $17.1 million in the first half of 2007. License and research revenues during the period were $6.7 million versus $4.9 million in the year-ago period. Product sales and services during the first six months of 2008 were $7.9 million versus $10.2 million in the first half of 2007. Other revenues during the first six months of 2008 were $5.4 million versus $1.9 million in the year-ago period.

During the first six months of 2008, total costs and expenses declined $10 million versus the year-ago period, from $(40.6) million to $(30.6) million. Costs of goods and services sold relating to the manufacture of Coreg CR microparticles totaled $(4.7) million versus $(8.2) million in the year-ago period. Research and development expenses during the first half of 2008 were $(18.2) million versus $(23.8) million during the year-ago period. SG&A for the first six months of 2008 amounted to $(7.8) million versus $(8.7) million in the year-ago period.
Net loss in the first half of 2008 was $(7.1) million, compared to a net loss of $(22.7) million in the first half of last year. Net loss per share (basic) for the first half of 2008 was $(0.29), compared to net loss per share (basic) in the year-ago period of $(0.95).
“As our results show, we are rapidly diversifying our relationships with the largest pharmaceutical companies and maintaining our research and development, while significantly reducing our expenses. We can do this as our partners assume much of the clinical and preclinical work which we had funded previously,” said Stephen Willard, Flamel’s Chief Executive Officer. “We are also very pleased to be signing additional projects with large pharmaceutical companies with whom we already have initial projects. These new contracts with current partners confirm their view of our technology and show recognition of our ability to solve a variety of challenges. We are working actively to further diversify the partners and projects on which we are working and expect success in that regard in the coming months.”
A conference call to discuss earnings is scheduled for 8:30 AM EDT August 7, 2008. The dial-in number (for investors in the U.S. and Canada) is 1-800-374-1498; the conference ID number is 57373983. International investors are invited to dial 1-706-634-7261.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides.

Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:	(33)(0)4-7278-3434
Fax:	(33)(0)4-7278-3435
Marlio@flamel.com

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2007.
Schedule attached

Financial Statements (Unaudited)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2007	2008	2007	2008
Revenue:
License and research revenue	$1,794	$3,157	$4,918	$6,701
Product sales and services	4,818	3,173	10,218	7,895
Other revenues	837	2,823	1,938	5,422

Total revenue	7,449	9,153	17,074	20,018

Costs and expenses:
Cost of goods and services sold	(3,699)	(2,241)	(8,179)	(4,650)
Research and development	(13,204)	(8,960)	(23,758)	(18,237)
Selling, general and administrative	(4,553)	(3,686)	(8,663)	(7,760)

Total	(21,456)	(14,887)	(40,600)	(30,647)

Profit (loss) from operations	(14,007)	(5,734)	(23,526)	(10,629)

Interest income net	437	369	894	750
Foreign exchange gain (loss)	(64)	(31)	(82)	(144)
Other income (loss)	33	70	38	101

Income (loss) before income taxes	(13,601)	(5,326)	(22,676)	(9,922)
Income tax benefit (expense)	(32)	1,968	(18)	(2,868)

Net income (loss)	$(13,633)	$(3,358)	$(22,694)	$(7,054)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.57)	$(0.14)	$(0.95)	$(0.29)

Diluted earnings (loss) per share	$(0.57)	$(0.14)	$(0.95)	$(0.29)

Weighted average number of shares outstanding (in thousands):

Basic	24,005	24,061	24,005	24,061
Diluted	24,005	24,061	24,005	24,061